Weibo Corporation

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

October 27, 2022

VIA EDGAR

Ms. Kathleen Collins

Ms. Joyce Sweeney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Weibo Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on March 10, 2022 (File No. 001-36397)

Dear Ms. Collins and Ms. Sweeney,

This letter sets forth the Company’s responses to the comments contained in the letter dated October 13, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on March 10, 2022 (the “Form 20-F”) and the Company’s response letter submitted on September 22, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Risk Factors

Summary of Risk Factors, page 1

1.	We note the proposed revisions provided in response to prior comment 1, including a statement that “the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China.” Please revise to disclose that the PRC government has significant authority to intervene or influence your Hong Kong operations at any time.

The Company respectfully advises the Staff that its operations in Hong Kong are limited to one office and servers located in Hong Kong, which is immaterial to the Company’s overall business operations. Therefore, the Company does not believe that incremental disclosure relating to its business operations in Hong Kong is necessary.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 27, 2022

The Company further respectfully advises the Staff that Hong Kong currently operates under a different set of laws from mainland China, and the national laws and regulations of the PRC are not applicable to business operations in Hong Kong, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC. The Company is not aware that its operation in Hong Kong is influenced by the PRC government.

For the reasons stated above, the Company does not believe the requested disclosure is warranted in light of the legal framework of Hong Kong and the scale of its operations in Hong Kong. In the event that the Company’s operations in Hong Kong become more significant in the future, the Company will address and provide disclosure as appropriate.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 117

2.	We note from your response to prior comment 7 that for customers who transact business with the company through advertising agencies, the advertising agency collects payment from the advertiser, including payment for online advertising services rendered by the company and other professional services provided by the advertising agency. Please tell us what portion of the advertisers’ payments are included in the company’s revenue. That is, clarify whether you recognize the total payment collected by the advertising agency or only the portion related to the online advertising services. If you recognize the total payment collected by the advertising agency, tell us how you account for the portion related to services provided by the advertising agency as well as any sales rebates provided to the advertising agency.

The Company respectfully advises the Staff that it recognizes revenues and collects the payments from advertising agencies for the online advertising services rendered by the Company in accordance with the advertisement service contracts between the Company and the advertising agencies.

The Company considers the ultimate beneficiary of the Company’s online advertising services as an “advertiser,” meaning the party whose products, brand awareness or marketing activities benefited from the execution of advertisement. The Company considers a party that the Company enters into an advertisement service contract with as its “customer” from accounting perspective.

With regard to business transacted through advertising agencies, the Company enters into contracts with the advertising agencies. The advertisers are usually stated as the beneficiaries of the online advertising services rendered under the relevant contracts between the Company and the advertising agencies, but are not contracting parties. An advertising agency may represent multiple entities that the Company considers as “advertisers.” As the Company has contractual relationship with advertising agencies in this case, rather than the advertisers, the Company considers the advertising agencies as its “customers” from accounting perspective. The rebates provided to the advertising agencies are netted against revenues from the advertising agencies.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 27, 2022

In addition, the Company has no visibility into (i) the contract terms between the advertising agencies and the advertisers as their customers, including what other professional services were provided by the advertising agencies to the advertisers, or (ii) the total payment collected by the advertising agencies from the advertisers.

For the reasons stated above, with regard to business transacted through advertising agencies, the Company recognizes only the portion related to the online advertising services.

With regard to business transacted directly with advertisers, the Company enters into contracts with the advertisers. As the Company has contractual relationship with the advertisers in this case, the Company considers the advertisers as its “customers” from accounting perspective.

Also, tell us the amount of revenue generated from business transacted through distributors and third-party advertising agencies for each period presented. Lastly, revise your disclosures in Note 2 to your consolidated financial statements, as necessary.

The Company respectfully advises the Staff that, as provided in the Company’s response letter submitted on September 22, 2022, the Company proposes to refer to the advertising agencies and distributors collectively as advertising agencies and to reconcile the related disclosure in its future 20-F filings, as the distinction between the services that can be provided by and the functions of advertising agencies and distributors gradually faded with the development of the online advertising industry.

The Company proposes to expand the disclosure on page F-17 in Note 2 to its consolidated financial statements in its future Form 20-F filings to provide additional information in the following format:

Revenue disaggregated by revenue source for the years ended December 31, 2019, 2020 and 2021 consists of the following:

	For the Year Ended December 31,
	2019	2020	2021

	(in US$ thousands)
Revenues:
Advertising and marketing revenues:
Revenues from advertisers signing contracts with the Company directly	577,496	416,270	478,874
Revenues from advertising agencies	952,715	1,069,885	1,501,921
	1,530,211	1,486,155	1,980,795
Value-added services revenues	236,703	203,776	276,288
Total revenues	1,766,914	1,689,931	2,257,083

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

October 27, 2022

3.	You state that the total number of advertisers was 1.0 million in 2021 compared to 1.6 million in 2020. Please tell us, and revise to disclose, how you define “advertisers.” With regard to business transacted through advertising agencies, specifically clarify whether you consider the advertising agency or the advertiser as your customer, and describe to us the agreements between you and the advertising agency and you and the advertiser, if any. In this regard, you disclose on page 77 that you enter into agreements with advertising agencies and that you may provide sales rebates to advertising agencies.

Please refer to the Company’s response to Comment #2 for how it defines “advertisers” and how it considers advertising agency or advertiser as its “customer” with regard to business transacted through advertising agencies.

The Company proposes to include the following underlined disclosure to clarify the definition of “advertisers” in its future Form 20-F filings:

We consider the ultimate beneficiary of our online advertising services as an “advertiser,” meaning the party whose products, brand awareness or marketing activities benefited from the execution of advertisement. We consider a party that we enter into an advertisement service contract with as our “customer” from accounting perspective. As such, we treat an advertising agency who enters into an advertisement service contract with us as our customer, and such advertising agency may represent and serve multiple advertisers. If an advertiser directly enters into an advertisement service contract with us, we will treat such advertiser also as our customer.

The Company further respectfully advises the Staff that the Company identifies its contracts with customers and all performance obligations within those contracts. The Company then determines the transaction price and allocates the transaction price to the performance obligations within the Company’s contracts with customers, recognizing revenue when, or as, the Company satisfies its performance obligations. Certain customers (in this regard, the advertising agencies) may receive sales rebates, which are accounted for as variable consideration. The Company estimates annual expected revenue volume of each individual advertising agency with reference to their historical results and the current year revenue scale forecast and recognizes revenues for the amount of fees it expects to receive from the agencies after deducting estimated sales rebates.

Also, tell whether any advertising agency comprised more than 10% of your revenue during each period presented. If so, tell us the percentage of revenue generated from each such agency.

The Company respectfully advises the Staff that no single advertising agency or customer comprised more than 10% of the Company’s revenues during each period presented.

*                *                *

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 8262 8888 or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom at +86 21 6193 8255 or yuting.wu@skadden.com.

Very truly yours,

/s/ Gaofei Wang
Gaofei Wang
Chief Executive Officer

cc:	Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP